Exhibit 99.1

ATTUNITY REPORTS FOURTH QUARTER 2010 and
FULL YEAR 2010 RESULTS

Significant OEM agreements accelerate future growth

Burlington, MA–February 14, 2010 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Commenting on the results, Mr. Shimon Alon, Attunity's Chairman and CEO, stated, “We are pleased that we met our 2010 strategic goals for revenue growth, non-GAAP operating profitability and improved cash position. We expanded our product offerings while elevating our OEM relationships and enhancing marketing and sales infrastructure required for our future growth and competitiveness."

Mr. Alon continued, "We have recently entered into a strategic OEM agreement with Microsoft, the largest in Attunity’s history and as we announced today, we entered into an additional OEM agreement with Microsoft. Aside from their strategic importance, making Attunity the de-facto partner of choice of Microsoft for cloud computing and heterogeneous connectivity, these two five–year agreements worth nearly $9 million in total and with expected proceeds of nearly $4 million during 2011, will create new and exciting opportunities for us in the future. As previously announced, we have also extended our OEM agreements with two other industry giants during the year, which will allow us an additional stable stream of revenues."

Highlights of Q4 and FY 2010:

•	License revenues of $1.25 million in Q4 2010 compared to $0.9 million in Q3 2010, representing a 44% growth.

•	Total revenues of $2.6 million in Q4 2010 compared to $2.1 million in Q3 2010, representing a 17% growth.

•	License revenues of $4.6 million in 2010 compared to $4.1 million in 2009, representing 13% growth.

•	Total revenues of $10.1 million in 2010 compared to $9.5 million in 2009, representing a 7% growth.

•
New strategic five-year OEM agreement with Microsoft, worth nearly $7 million in total for our change data capture technology for Oracle databases, with expected payments of nearly $3.0 million during 2011.

•	Repayment and reduction of debts from $4.0 million as of December 31 2009 to $2.9 million as of December 31 2010.

•	Extend and expand our OEM agreements with two industry giants.

•	Positive cash flow from operations in both Q4 2010 and FY 2010.

Q4 2010 Financial Summary:

•	Revenues were $2,579,000, compared to $2,685,000 in the fourth quarter of 2009.

•
Net Operating Profit (Non GAAP) was $248,000, compared to a net operating profit of $725,000 in the fourth quarter of 2009. Non-GAAP operating profit excludes amortization and capitalization of software development costs of $319,000 compared to $586,000 in the fourth quarter of 2009 (see footnote 1 at the end of this release) and equity-based compensation expenses of $55,000 compared to $60,000 in the fourth quarter of 2009 (see footnote 2).

•	Net Operating Loss (GAAP) was $126,000, compared to a net operating profit of $79,000 in the fourth quarter of 2009.

•
Net Profit (Non-GAAP) was $105,000, compared to a net profit of $649,000 in the fourth quarter of 2009. Non-GAAP net profit excludes amortization and capitalization of software development costs of $319,000 compared to $586,000 in the fourth quarter of 2009 (see footnote 1), equity-based compensation expenses of $55,000 compared to $60,000 in the fourth quarter of 2009 (see footnote 2), and revaluation of conversion features related to our convertible debt and outstanding warrants of $873,000 compared to income of $38,000 in the fourth quarter of 2009 (see footnote 3).

•	Net Loss (GAAP) was $1,142,000 compared to a net profit of $41,000 in the fourth quarter of 2009.

•	Net Profit/Loss per Diluted Share (Non-GAAP) was $0.00 compared to $0.02 net profit per diluted share in the fourth quarter of 2009.

•	Net Loss per Diluted Share (GAAP) was $0.04, compare to $0.00 in the fourth quarter of 2009.

•	Cash and cash equivalents were approximately $0.9 million as of December 31, 2010, compared to approximately $1.0 million as of September 30, 2010.

FY 2010 Financial Summary:

•	Revenues were $10,075,000, compared to $9,453,000 in 2009.

•
Net Operating Profit (Non GAAP) was $1,300,000, compared to a net operating profit of $1,557,000 in 2009. Non-GAAP operating profit excludes amortization and capitalization of software development costs of $1,119,000 compared to  $1,970,000 in 2009 (see footnote 1 at the end of this release) and equity-based compensation expenses of $223,000 compared to $196,000 in 2009 (see footnote 2).

•	Net Operating Loss (GAAP) was $43,000, compared to a net operating loss of $609,000 in 2009.

•
Net Profit (Non-GAAP) was $802,000, compared to a net profit of $1,263,000 in 2009. Non-GAAP net profit excludes amortization and capitalization of software development costs of $1,119,000 compared to $1,970,000 in 2009 (see footnote 1), equity-based compensation expenses of $223,000 compared to $196,000 in 2009 (see footnote 2), and revaluation of conversion features related to our convertible debt and outstanding warrants of $966,000 compared to $400,000 in 2009 (see footnote 3).

•	Net Loss (GAAP) was $1,506,000 compared to a net loss of $1,303,000 in 2009.

•	Net Profit per Diluted Share (Non-GAAP) was $0.03 compared to $0.04 per diluted share in 2009.

•	Net Loss per Share (GAAP) was $0.05 compared to $0.05 in 2009.

•	Cash and cash equivalents were approximately $0.9 million as of December 31, 2010, compared to approximately $1.4 million as of December 31, 2009.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded:
“We are entering 2011 with a strong business momentum from both our direct channels and our OEM partners. During 2010, we generated a positive cash from operations while reducing our debts from approximately $4 million to $2.9 million. In 2011, we plan that the cash generated from operations, including the expected proceeds from Microsoft and other OEM agreements, will allow us to repay our outstanding debts and even redeem them early, at our discretion. We intend to continue to build our business, expand current partnerships with the industry leaders and enter into strategic and large markets such as cloud computing and application replication."

About Attunity
Attunity is a leading provider of real-time data integration and event capture software.

Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net profit (loss), net operating profit (loss) and net profit (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with ASC 718 (formerly known as SFAS 123(R)), non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 (formerly known as SFAS 86) and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (formerly known as EITF 07-5) (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #
© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Dror Elkayam, CFO Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS of December 31, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Balance Sheets	2-3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders' Equity	5

Consolidated Statements of Cash Flows	6

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	872	1,428
Restricted cash	224	208
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15)	1,201	761
Other accounts receivable and prepaid expenses	190	145

Total current assets	2,487	2,542

LONG-TERM ASSETS:
Long-term prepaid expenses	61	86
Severance pay fund	1,323	1,098
Property and equipment, net	205	241
Software development costs, net	496	1,615
Goodwill	6,133	6,313

Total long-term assets	8,218	9,353

Total assets	10,705	11,895

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	1,014	917
Current maturities of long-term convertible debt	245	333
Trade payables	220	204
Deferred revenues	2,048	1,991
Employees and payroll accruals	844	819
Accrued expenses and other liabilities	759	988

Total current liabilities	5,130	5,252

LONG-TERM LIABILITIES:
Long-term debt	90	1,667
Long-term convertible debt	1,571	1,083
Warrants and bifurcated conversion feature, presented at fair value	1,215	303
Accrued severance pay	1,966	1,548

Total long-term liabilities	4,842	4,601

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	939	920
Authorized: 130,000,000 shares at December 31 , 2010 and December 31, 2009. Issued and outstanding: 32,269,695 shares at December 31, 2010 and 31,571,150 at December 31, 2009
Additional paid-in capital	102,459	102,095
Accumulated other comprehensive loss	(640)	(453)
Accumulated deficit	(102,025)	(100,520)

Total shareholders' equity	733	2,042

Total liabilities and shareholders' equity	10,705	11,895

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year ended		3 months ended
	December 31,		December 31,
	2010	2009	2010	2009

Software licenses	4,645	4,126	1,242	1,311
Maintenance and services	5,430	5,327	1,337	1,374

	10,075	9,453	2,579	2,685
Operating expenses:

Cost of revenues	1,951	3,070	408	814
Research and development, net	2,482	1,894	799	489
Selling and marketing	3,831	3,469	976	957
General and administrative	1,854	1,629	522	346

Total operating expenses	10,118	10,062	2,705	2,606

Operating profit/ (loss)	(43)	(609)	(126)	79

Financial expenses, net	1,391	676	997	42
Other expense (income)	(1)	(10)	2
Profit (Loss) before income taxes	(1,432)	(1,275)	(1,125)	37
Taxes on income	74	28	17	(4)

Net profit/ (loss)	(1,506)	(1,303)	(1,142)	41

Basic and diluted net loss per share	$(0.05)	$(0.05)	$(0.04)	$0.00
Weighted average number of shares used in computing basic and diluted net loss per share	31,973	28,494	32,198	31,551

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulate	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)

Total comprehensive loss						(3,881)	2,532

Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Stock-based compensation	-		196				196
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		2			2
conversion of short term loan	3,276,396	79	314				393
issuance of shares (rights offering)	4,982,358	119	410				529
Exercise of warrants	116,160	2	12				14
Net loss	-	-			(1,303)	(1,303)	(1,303)
Total comprehensive loss

Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,519)	(1,303)	2,042

Stock-based compensation			223				223
expense related to the change in the convertible loan			53				53
Foreign currency translation adjustments				(187)			(187)
Exercise of warrants	698,545	19	88				108
Net loss					(1,506)		(1,506)
							-
Balance as of December 31, 2010 (unaudited)	32,269,695	939	102,459	(640)	(102,025)		733

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

Cash flows from operating activities:
Net profit /( loss)	(1,505)	(1,303)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:	-
Decrease (increase) in restricted cash	(16)	(2)
Depreciation	95	149
Stock based compensation	223	196
Amortization of deferred expenses	-	25
Amortization of debt discount	-	126
Amortization of software development costs	1,119	2,348
Increase (decrease) in accrued severance pay, net	193	25
Decrease (increase) in trade receivables	(435)	(255)
Decrease ( increase) in other accounts receivable and prepaid expenses	(45)	79
Decrease / (Increase) in long-term prepaid expenses	25	20
Increase (decrease) in trade payables	17	(186)
Increase (decrease) in deferred revenues	19	(327)
Increase (decrease) in employees and payroll accruals	28	(265)
increase / (decrease) in accrued expenses and other liabilities	(226)	(77)
Increase (decrease) in Long term liabilities	1	(20)
Increase (decrease) in revaluation of Liabilities presented at fair value and debt modificaton expenses	965	254

Net cash provided by operating activities	458	787

Cash flows from investing activities:

Purchase of property and equipment	(58)	(19)
Capitalization of software development costs	-	(378)

Net cash used in investing activities	(58)	(397)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	33	-
Receipt of long term loan	25	-
Proceeds from exercise of Warrants	74	-
Receipt of Short term debt, net - convert to Capital	-	543
Repayment of long-term debt	(922)	(10)
Repayment of convertible debt	(184)

Net cash provided by (used in) financing activities	(974)	533

Foreign currency translation adjustments on cash and cash equivalents	18	25

Increase (decrease) in cash and cash equivalents	(556)	948
Cash and cash equivalents at the beginning of the period	1,428	480

Cash and cash equivalents at the end of the period	872	1,428

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	484	153

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	Year ended		3 months ended
	December 31,		December 31,
	2010	2009	2010	2009

GAAP operating profit /(loss)	(43)	(609)	(126)	79
Stock based compensation (1)	223	196	55	60
Amortization and capitalization of Software development costs (2)	1,119	1,970	319	586

Non-GAAP operating profit (loss)	1,300	1,557	248	725

GAAP net profit (loss)	(1,506)	(1,303)	(1,142)	41
Stock based compensation (1)	223	196	55	60
Amortization and capitalization of Software development costs (2)	1,119	1,970	319	586
Financial expenses (3)	966	400	873	(38)

Non-GAAP net profit (loss)	802	1,263	105	649

GAAP basic and diluted net profit (loss) per share	(0.05)	(0.05)	(0.04)	*
Stock based compensation (1)	0.01	0.01	0.00	*
Amortization and capitalization of Software development costs (2)	0.03	0.07	0.01	0.02
Financial expenses (3)	0.03	0.01	0.03	*

Non-GAAP basic and diluted net profit (loss) per share	0.03	0.04	*	0.02
Weighted average number of shares used in computing basic and diluted net loss per share	31,973	28,494	32,198	31,551

*) Less than $0.01 per share

(1) Equity-based compensation expenses under ASC 718 (formerly known as SFAS 123):
Equity-based compensation expense included in "Research and development"	54	40	15	21
Equity-based compensation expense included in "Selling and marketing"	74	83	13	18
Equity-based compensation expense included in "General and administrative"	95	73	27	21

	223	196	55	60

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Amortization and capitalization of software development costs resulting under ASC 985-20 (formerly known as SFAS 86):
Amortization	1,119	2,348	209	618
Capitalization	-	(378)	110	(32)

	1,119	1,970	319	586
(3) Financial expenses:
Amortization of debt discount	-	125
Revaluation of warrants and conversion features of convertible debt and Debt modification expenses	966	255	873	(38)
Amortization of deferred charges	-	20

	966	400	873	(38)